Exhibit 99.8

KPMG LLP
600 de Maisonneuve Blvd West
Suite 1500, Tour KPMG
Montréal (Québec) H3A 0A3
Tel. 514-840-2100
Fax. 514-840-2187
www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

BELLUS Health Inc.

We, KPMG, LLP, consent to the incorporation by reference in the Registration Statement (No. 333-235637) on Form F-10 and (No. 333-233922) on Form S-8 of BELLUS Health Inc. of our:

-	report dated February 26, 2020, on the consolidated financial statements which comprise the consolidated statement of financial position as of December 31, 2019, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2019, and the related notes;

-	report dated February 20, 2019, on the consolidated financial statements which comprise the consolidated statement of financial position as of December 31, 2018, the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies .

which reports are included in the annual report on Form 40-F of BELLUS Health Inc. for the fiscal year ended December 31, 2019, and further consent to the use of such reports in such annual report on Form 40-F.

February 27, 2020

Montreal, Canada

*CPA auditor, CA, public accountancy permit No. A122596